UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2021

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

EXHIBITS

Exhibit Number

1	Circular dated April 8, 2021 in respect of Proposed General Mandates to Buy Back Shares and to Issue Shares, Proposed Re-Election of Directors, Proposed Appointment of Auditors and Notice of Annual General Meeting.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on the Company, its suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	impact of the COVID-19 pandemic, a disease caused by a novel strain of coronavirus known as SARS-CoV-2, on the global economy, the PRC economy and the Company’s operations and financial performance;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)
Date: April 9, 2021

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Unicom (Hong Kong) Limited, you should at once hand this circular and the accompanying forms of proxies to the purchaser or the transferee or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHINA UNICOM (HONG KONG) LIMITED

中國聯合網絡通信(香港)股份有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

PROPOSED GENERAL MANDATES TO BUY BACK SHARES AND TO ISSUE SHARES,

PROPOSED RE-ELECTION OF DIRECTORS,

PROPOSED APPOINTMENT OF AUDITORS

AND

NOTICE OF ANNUAL GENERAL MEETING

The AGM will be convened at 11 : 00 a.m. on 13 May 2021 at Four Seasons Grand Ballroom, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong and China Unicom Building, 21 Financial Street, Xicheng District, Beijing, P.R.C. concurrently by electronic means. The Notice of AGM is set out on pages 12 to 16 of this circular.

The proxy form is enclosed in this circular. Whether or not Shareholders intend to attend the AGM, they are advised to complete and return the enclosed proxy form to the Company’s Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as practicable and in any event by not later than 48 hours before the time appointed for holding the AGM. The completion and return of the proxy form will not preclude you from attending and voting in person at the AGM should you so wish.

PRECAUTIONARY MEASURES FOR THE ANNUAL GENERAL MEETING

In light of the COVID-19 pandemic, the Company will implement certain precautionary measures at the AGM in the interests of the health and safety of our shareholders, directors, staff and other participants of the AGM, which include without limitation:

(i)	requiring all attendees of the AGM be subject to body temperature screening;

(ii)	requiring all attendees of the AGM to wear surgical mask before they are permitted to attend, and during their attendance of the AGM;

(iii)	no distribution of souvenir and no refreshment will be served by the Company at the AGM this year; and

(iv)

any other additional precautionary measures in accordance with the prevailing requirements or guidelines of the Government and/or regulatory authorities, or as considered appropriate in light of the development of the COVID-19 pandemic.

Should anyone seeking to attend the AGM decline to comply with these precautionary measures or has fever-like or otherwise unwell symptoms, the Company reserves the right to refuse such person’s admission to the AGM.

Shareholders are kindly reminded that subject to the situation of COVID-19 pandemic at the time of the AGM, the attendance at the AGM may pose a health risk to the attendees. Shareholders should assess for themselves whether they should attend in person. In addition, seating at the AGM venue will be arranged so as to allow for appropriate social distancing. As a result, there will be limited capacity for shareholders to attend the AGM. The Company may limit the number of attendees at the AGM as may be necessary to avoid over-crowding. Shareholders may consider appointing the chairman of the AGM as his/her proxy to vote on the resolutions, instead of attending the AGM in person.

Due to the constantly evolving COVID-19 pandemic situation, the Company may be required to change the AGM arrangements at short notice. Shareholders are advised to check the Company’s website at www.chinaunicom.com.hk and The Stock Exchange of Hong Kong Limited’s website at www.hkexnews.hk for future announcements and updates on the AGM arrangements.

8 April 2021

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

‘‘AGM’’	the annual general meeting of the Company to be held on 13 May 2021 at Four Seasons Grand Ballroom, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong and China Unicom Building, 21 Financial Street, Xicheng District, Beijing, P.R.C. concurrently by electronic means

‘‘Articles of Association’’	the articles of association of China Unicom (Hong Kong) Limited

‘‘Board’’	the board of directors of the Company

‘‘Buy-back Mandate’’	the mandate granted to the Company if the ordinary resolution set out in item 5 of the Notice of AGM is passed

‘‘Companies Ordinance’’	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended from time to time

‘‘Company’’	China Unicom (Hong Kong) Limited, a company incorporated under the laws of Hong Kong with limited liability and whose Shares and American Depositary Shares are listed on the Stock Exchange and the New York Stock Exchange, respectively

‘‘Directors’’	the directors of the Company

‘‘Group’’	the Company and its subsidiaries

‘‘Hong Kong’’	the Hong Kong Special Administrative Region of the People’s Republic of China

‘‘Latest Practicable Date’’	24 March 2021

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

‘‘Notice of AGM’’	notice of the AGM dated 8 April 2021

‘‘Shareholder(s)’’	holder(s) of the Shares

‘‘Shares’’	shares in the share capital of the Company

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited

‘‘Takeovers Code’’	Hong Kong Code on Takeovers and Mergers

DEFINITIONS

‘‘Unicom BVI’’	China Unicom (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and an immediate controlling shareholder of the Company

‘‘Unicom Group’’	中國聯合網絡通信集團有限公司 (China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

‘‘Unicom Group BVI’’	China Unicom Group Corporation (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and an immediate controlling shareholder of the Company

LETTER FROM THE BOARD

CHINA UNICOM (HONG KONG) LIMITED

中國聯合網絡通信(香港)股份有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Executive Directors:	Registered office:
Wang Xiaochu Chen Zhongyue Li Fushen	75th Floor, The Center 99 Queen’s Road Central Hong Kong
Zhu Kebing Fan Yunjun
Independent Non-executive Directors:
Cheung Wing Lam Linus Wong Wai Ming
Chung Shui Ming Timpson Law Fan Chiu Fun Fanny
8 April 2021

To the Shareholders

Dear Sir or Madam,

PROPOSED GENERAL MANDATES TO

BUY BACK SHARES AND TO ISSUE SHARES,

PROPOSED RE-ELECTION OF DIRECTORS,

PROPOSED APPOINTMENT OF AUDITORS

AND

NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide you with details of (1) the proposed general mandate to buy back shares and to issue Shares of the Company, (2) the proposed re-election of Directors, (3) the proposed appointment of auditors and (4) the Notice of AGM.

LETTER FROM THE BOARD

2. PROPOSED GENERAL MANDATES TO BUY BACK SHARES AND TO ISSUE SHARES

A general mandate was granted to the Board to exercise the power of the Company to buy back Shares at the last annual general meeting of the Company held on 25 May 2020. Such mandate will lapse at the conclusion of the forthcoming AGM. Therefore it is proposed that a fresh general mandate be granted to the Board to buy back Shares in the Company with an aggregate number of Shares not exceeding 10% of the total number of Shares in issue.

An explanatory statement, as required by the Listing Rules to be sent to the Shareholders in connection with the proposed ordinary resolution set out in item 5 of the Notice of AGM for the approval of the renewal of the general mandate for buy-back of Shares, is set out in Appendix I to this circular.

A general mandate was granted to the Board to exercise the power of the Company to issue Shares at the last annual general meeting of the Company held on 25 May 2020. Such mandate will lapse at the conclusion of the forthcoming AGM. Therefore it is proposed that a fresh general mandate be granted to the Board to issue Shares as more details are set out in item 6 of the Notice of AGM.

A resolution as set out in item 7 of the Notice of AGM will also be proposed at the AGM authorising the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the number representing the aggregate number of Shares bought back pursuant to the Buy-back Mandate.

3. PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to the Articles of Association, Mr. Chen Zhongyue, Mr. Zhu Kebing, Mr. Wong Wai Ming and Mr. Chung Shui Ming Timpson (together, the ‘‘Directors for Re-Election’’) will retire at the AGM, and be eligible, offer themselves for re-election.

Mr. Chen Zhongyue has been acting as Executive Director & President of the Company since February 2021. Mr. Zhu Kebing has been acting as the Executive Director & Chief Financial Officer of the Company for approximately 3 years. Mr. Wong Wai Ming and Mr. Chung Shui Ming Timpson have been acting as an Independent Non-Executive Director of the Company for approximately 15 and 12 years respectively. During their tenure as Directors of the Company, they have not engaged in the daily administrative management of the Group. They have expressed objective views and exercised independent judgements in fulfilling their duties to the Company as Independent Non-Executive Directors, and they continue to demonstrate the ability to provide an independent, balanced and objective view to the affairs of the Company. They have provided excellent advice on the affairs of the Company from time to time which promoted and enhanced the management of the Company and standardised the corporate governance practice of the Company. In 2020, the Company was awarded a number of accolades, including it was voted as ‘‘Asia’s No. 1 Most Honored Telecom Company’’ by Institutional Investor for five consecutive years and voted as ‘‘Best Corporate Governance in Asia’’ by FinanceAsia. Mr. Wong Wai Ming and Mr. Chung Shui Ming Timpson as the Independent Non-Executive Directors of the Company, have both confirmed to the Company that they are in compliance with the requirements of independence pursuant to Rule 3.13 of the Listing Rules (including the notes thereto) and have devoted sufficient time and attention to the affairs of the Company. The Company has conducted assessment on their independence, and is of the view that each of them complies with the guidelines on independence as set out in Rule 3.13

LETTER FROM THE BOARD

of the Listing Rules (including the notes thereto) and that Mr. Wong Wai Ming and Mr. Chung Shui Ming Timpson are considered as independent in accordance with the provisions of the guidelines. Meanwhile, the Company is of the view that Mr. Wong Wai Ming and Mr. Chung Shui Ming Timpson performed their fiduciary duties as well as devoted sufficient time and attention to the affairs of the Company. Mr. Wong Wai Ming has extensive experience in management and finance. Mr. Chung Shui Ming Timpson is serving as Independent Non-Executive Director of eight listed companies (including the Company). He has extensive experience in management, finance and education. In particular, his directorship experiences in other listed companies are beneficial in equipping him with accumulative knowledge and experience on matters such as the latest developments and trends in directors’ duties, listing rules requirements, regulatory focus and compliance. Please refer to Appendix II for details. According to the Company’s nomination policy, the Nomination Committee reviewed the Board’s structure, size and composition with due regard to the benefits of diversity on the Board, and was of the view that the re-election of the four Directors to be Directors of the Company can continuously enhance the level of management of the Company and keep the diversity of Board composition (including but not limited to age, cultural and educational background, professional experience, skills, knowledge and duration of service) through leveraging their professional experience and knowledge. It can also promote the objective decision-making of the Board and contribute to the full and impartial supervision of the management of the Company in accordance with the interests of the Company and the Shareholders as a whole. The Board accepted the opinion and recommendation by the Nomination Committee. The Board recommended the four directors to be re-elected at the AGM.

The biographies of the proposed Directors for Re-Election are set out in the Appendix II to this circular.

Except as noted in the biographies, (i) the Directors for Re-Election have not held any other directorships in any listed public companies in the last three years nor any post in an affiliated company of the Group; and (ii) none of the Directors for Re-Election is connected with any Directors, senior management, substantial shareholders (as defined under the Listing Rules) or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Chung Shui Ming Timpson had personal interests in 6,000 Shares of the Company, representing approximately 0.0000% of the issued shares of the Company. Save for the above, the Directors for Re-Election did not have any interest in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Please refer to the 2020 Annual Report of the Company for details of the remuneration of Mr. Zhu Kebing, Mr. Wong Wai Ming and Mr. Chung Shui Ming Timpson in 2020. Mr. Chen Zhongyue has been appointed as a Director of the Company in February 2021. The terms of services agreed between the Directors for Re-Election and the Company neither specify the length of service nor require the Company to give more than one year’s advance notice or to make payments equivalent to more than one year’s remuneration to terminate the service (other than statutory compensation). However, the Directors are subject to retirement at annual general meetings in accordance with the Articles of Association. The proposed remuneration package of directors of the Company will be determined by the Remuneration Committee, subject to approval by the Board and in compliance with applicable laws, regulations and policies, and taking into account the responsibilities of such person in the Company, his experience and performance as well as the prevailing market conditions. The Company will disclose as and when appropriate once the proposed remuneration packages for such persons have been determined.

LETTER FROM THE BOARD

Save as disclosed in this circular, each of the Directors for Re-Election has confirmed that there is no other matter that needs to be brought to the attention of the Shareholders of the Company and that there is no other information to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

4. PROPOSED APPOINTMENT OF AUDITORS

As the Company is an indirect subsidiary of Unicom Group, which is a state-owned enterprise under the supervision of the State-owned Assets Supervision and Administration Commission of the State Council. Pursuant to the relevant regulations issued by the Ministry of Finance of the People’s Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council, there are restrictions in respect of the years of audit services that an accounting firm can continuously provide to a state-owned enterprise and its subsidiaries. Considering the relevant regulations, the Board of the Company announces that KPMG and KPMG Huazhen LLP (together as ‘‘KPMG’’) will retire as auditors of the Group upon expiration of their current term of office at the close of the forthcoming AGM. The Board, as recommended by the audit committee of the Company, has resolved to propose to the Shareholders at the AGM to approve the appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, for the year ending 31 December 2021, and authorise the Board to fix the remuneration of the auditors.

KPMG confirmed in writing that there were no matters in relation to the proposed change of auditors that need to be brought to the attention of the Shareholders. The Board has also confirmed that there were no disagreement or outstanding matters between KPMG and the Company and there were no other matters in relation to the proposed change of auditors that need to be brought to the attention of the Shareholders.

5. ANNUAL GENERAL MEETING

The AGM will be convened at 11 : 00 a.m. on 13 May 2021 at Four Seasons Grand Ballroom, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong and China Unicom Building, 21 Financial Street, Xicheng District, Beijing, P.R.C. concurrently by electronic means. The Notice of AGM is set out on pages 12 to 16 of this circular. No Shareholders will be required to abstain from voting at the AGM. Voting will be taken by way of poll in accordance with the requirements of Listing Rules.

The proxy form is enclosed in this circular. Whether or not Shareholders intend to attend the AGM, they are advised to complete and return the enclosed proxy form to the Company’s share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as practicable and in any event by not later than 48 hours before the time appointed for holding the AGM. The completion and return of the proxy form will not preclude you from attending and voting in person at the AGM should you so wish.

6. RECOMMENDATION

The Board considers that the resolutions as set out in the Notice of AGM are all in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends you to vote in favour of all of the resolutions at the AGM.

By Order of the Board
China Unicom (Hong Kong) Limited Wang Xiaochu
Chairman and Chief Executive Officer

APPENDIX I            EXPLANATORY STATEMENT OF SHARE BUY-BACK MANDATE

This explanatory statement contains all the information required under Rule 10.06(1)(b) of the Listing Rules and also constitutes a memorandum required under section 239 of the Companies Ordinance.

EXERCISE OF THE BUY-BACK MANDATE

The Directors believe that the flexibility afforded by the Buy-back Mandate would be beneficial to the Company. It is proposed that up to 10% of the total number of issued and outstanding Shares on the date of the passing of the ordinary resolution (subject to adjustment in the case of any subdivision and consolidation of Shares after the relevant general meeting) to approve the Buy-back Mandate may be bought back. As at the Latest Practicable Date, 30,598,124,345 Shares were in issue and outstanding. On the basis of such figure, the Directors would be authorised to buy back up to 3,059,812,434 Shares during the period up to the date of the next annual general meeting in 2022, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Buy-back Mandate by an ordinary resolution of the Shareholders at a general meeting, whichever of these three events occurs first.

REASONS FOR BUY-BACKS

Buy-backs of Shares will only be made when the Directors believe that they will benefit the Company and its Shareholders. Such buy-backs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.

FUNDING OF BUY-BACKS

Buy-backs pursuant to the Buy-back Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any buy-backs will be made out of funds of the Company legally permitted to be utilised for such purpose in accordance with its Articles of Association and the laws of Hong Kong, including distributable profits. Under the Companies Ordinance, a company’s distributable profits, in relation to the making of a payment by the company, are those profits out of which the company could lawfully make a distribution equal in value to the payment.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2020) in the event that the Buy-back Mandate is exercised in full.

However, the Directors do not propose to exercise the Buy-back Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital or gearing position, which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX I            EXPLANATORY STATEMENT OF SHARE BUY-BACK MANDATE

DISCLOSURE OF INTERESTS

None of the Directors, and to the best of their knowledge, having made all reasonable enquires, none of their close associates (as defined under the Listing Rules), have any present intention to sell Shares to the Company or its subsidiaries if the Buy-back Mandate is approved by the Shareholders. No core connected persons (as defined under the Listing Rules) of the Company have notified the Company that they (i) have a present intention to sell Shares to the Company or (ii) have undertaken not to sell Shares to the Company, if the Buy-back Mandate is approved by the Shareholders.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange that they will exercise the Buy-back Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

SHARE BUY-BACKS MADE BY THE COMPANY

No buy-backs of Share have been made by the Company (whether on the Stock Exchange or otherwise) during the six months preceding the date of this circular.

TAKEOVERS CODE CONSEQUENCES

If as a result of a buy-back of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholders of the Company are, Unicom BVI and Unicom Group BVI. Unicom BVI was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having an interest in 16,376,043,282 Shares, representing approximately 53.52% of the total number of issued and outstanding Shares as at that date. If the Buy-back Mandate is exercised in full, Unicom BVI will be interested in approximately 59.47% of the reduced number of issued and outstanding Shares based on Unicom BVI’s interest in the issued and outstanding Shares and the total number of issued and outstanding Shares as at the Latest Practicable Date. Unicom Group BVI was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having a beneficial interest in 8,082,130,236 Shares, representing approximately 26.41% of the total number of issued and outstanding Shares of the Company as at that date. If the Buy-back Mandate is exercised in full, Unicom Group BVI will be interested in approximately 29.35% of the reduced number of issued and outstanding Shares based on Unicom Group BVI’s beneficial interest in the issued and outstanding Shares and the total number of issued and outstanding Shares as at the Latest Practicable Date. Unicom BVI and Unicom Group BVI are presumed to be acting in concert with each other in respect of their aggregate 79.93% shareholding in the Company pursuant to class of the definition of ‘‘acting in concert’’ in the Takeovers Code as they are both ultimately controlled by Unicom Group. Therefore, as the aggregate shareholding in the Company held by Unicom BVI and Unicom Group BVI, being persons acting in concert, exceeds 50%, exercise of the Buy-back Mandate should, subject to the specific circumstances in the particular case, not result in a mandatory offer obligation upon Unicom BVI and Unicom Group BVI under Rule 26 of the Takeovers Code. Save as disclosed above, the Directors are not aware of any other consequences that may arise under the Takeovers Code as a result of a buy-back of the Shares.

APPENDIX I            EXPLANATORY STATEMENT OF SHARE BUY-BACK MANDATE

MARKET PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date are as follows:

Traded market price

	Highest HKD	Lowest HKD
2020
March	6.35	3.84
April	5.36	4.41
May	5.09	4.32
June	4.73	4.14
July	5.07	4.21
August	6.70	4.27
September	5.81	4.97
October	6.12	4.69
November	5.60	4.66
December	4.73	4.25
2021
January	5.29	3.95
February	5.50	4.28
March (up to the latest practicable 24 March 2021)	5.39	4.34

APPENDIX II            BIOGRAPHIES OF THE PROPOSED DIRECTORS FOR RE-ELECTION

BIOGRAPHIES OF THE DIRECTORS FOR RE-ELECTION AT THE AGM

Mr. Chen Zhongyue

Executive Director and President

Aged 49, was appointed in February 2021 as an Executive Director and President of the Company. Mr. Chen, a senior engineer, graduated from Shanghai Posts and Telecommunications College in 1990 and received a master degree in economics from Zhejiang University in 1998. Mr. Chen served as Deputy General Manager of China Telecom Zhejiang branch, Managing Director of the Public Customers Department of China Telecom, General Manager of China Telecom Shanxi branch, Vice President of China Telecommunications Corporation, Executive Director and Executive Vice President of China Telecom Corporation Limited. Mr. Chen also serves as a Director and General Manager of China United Network Communications Group Company Limited (‘‘Unicom Group’’), a Director and President of China United Network Communications Limited (‘‘A Share Company’’) as well as a Director and President of China United Network Communications Corporation Limited (‘‘CUCL’’). Mr. Chen has extensive experience in management and the telecommunications industry.

Mr. Zhu Kebing

Executive Director and Chief Financial Officer

Aged 46, was appointed in August 2018 as Executive Director and Chief Financial Officer of the Company. Mr. Zhu is a Senior Accountant, graduated from Northeastern University in 1997 and received a Professional Accountancy master’s degree from Chinese University of Hong Kong in 2011. Mr. Zhu previously worked as Deputy Head of the Financial Department, General Manager, Budgeting Controller and Asset Management Controller of the Operation and Financial Department of Baosteel Group Co., Ltd., the Chief Financial Officer, Board Secretary and Supervisor of Baoshan Iron and Steel Co., Ltd., a General Manager of the Industry Finance Development Center of China Baowu Steel Group Corporation Limited, a Director of Shanghai Baosight Software Co., Ltd., General Manager of Hwabao Investment Co., Ltd., a Non-Executive director of China Pacific Insurance (Group) Co., Ltd., Director of Sailing Capital International Investment Fund (Shanghai), Director of Sailing Capital Management Co., Ltd., Director of Siyuanhe Equity Investment Management Co., Ltd. and the Vice President of PE Association of Shanghai etc. Meanwhile, he also serves as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust), the Chief Accountant of Unicom Group, the Chief Financial Officer and Board Secretary of A Share Company, the Director and the Chief Financial Officer of CUCL, as well as the Directors of certain members of the Group. Mr. Zhu has extensive experience in board secretary, corporate finance and investment management.

APPENDIX II            BIOGRAPHIES OF THE PROPOSED DIRECTORS FOR RE-ELECTION

Mr. Wong Wai Ming

Independent Non-Executive Director

Aged 63, was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Executive Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange). Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor’s degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.

Mr. Chung Shui Ming Timpson

Independent Non-Executive Director

Aged 69, was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is a member of the National Committee of the 13th Chinese People’s Political Consultative Conference. He is also the Pro-Chancellor of the City University of Hong Kong. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel and Investment Company, Limited, China Overseas Grand Oceans Group Limited, China Everbright Limited, China Railway Group Limited, Orient Overseas (International) Limited and Postal Savings Bank of China Co., Limited (all listed on the Hong Kong Stock Exchange). From October 2004 to October 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom Group Corporation (Hong Kong) Limited. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited and the Deputy Chief Executive Officer of BOC International Limited. He was also the Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong, the Chairman of the Advisory Committee on Arts Development, the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority, a member of the Disaster Relief Fund Advisory Committee, an Independent Non-Executive Director of Henderson Land Development Company Limited, Nine Dragons Paper (Holdings) Limited, China Construction Bank Corporation and Jinmao Hotel and Jinmao (China) Hotel Investments and Management Limited, an Independent Director of China Everbright Bank Company Limited and China State Construction Eng. Corp. Ltd. and an Outside Director of China Mobile Communications Corporation. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master’s degree in business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.

NOTICE OF ANNUAL GENERAL MEETING

CHINA UNICOM (HONG KONG) LIMITED

中國聯合網絡通信(香港)股份有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of China Unicom (Hong Kong) Limited (the ‘‘Company’’) will be held on 13 May 2021 at 11 : 00 a.m. at Four Seasons Grand Ballroom, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong and China Unicom Building, 21 Financial Street, Xicheng District, Beijing, P.R.C. concurrently by electronic means, for the following purposes:

AS ORDINARY BUSINESS:

1.	To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2020.

2.	To declare a final dividend for the year ended 31 December 2020.

3.	To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors.

4.	To appoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the auditors of the Group for Hong Kong financial reporting and

U.S. financial reporting purposes, respectively, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2021.

And as Special Business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

5. ‘‘THAT:

(a)

subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company including any form of depositary receipts representing the right to receive such shares (the ‘‘Shares’’) on The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’) or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Code on Share Buy-backs and the Rules Governing the Listing of Securities on the Stock Exchange (the ‘‘Listing Rules’’) as amended from time to time be and is hereby generally and unconditionally approved;

NOTICE OF ANNUAL GENERAL MEETING

(b)

the aggregate number of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10% of the total number of the Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c)	for the purpose of this Resolution:

‘‘Relevant Period’’ means the period from the passing of this Resolution until the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)

the expiry of the period within which the next annual general meeting of the Company is required by the Company’s articles of association (the ‘‘Articles of Association’’) or the Companies Ordinance to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting.’’

6. ‘‘THAT:

(a)

subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(b)

the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)

the aggregate number of Shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of: (1) 20% of the total number of Shares in issue at the date of passing this Resolution, plus (2) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate number of Shares bought back by the Company subsequent to the passing of this Resolution (up to a maximum number equivalent to 10% of the total number of Shares in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(d)	for the purpose of this Resolution:

‘‘Relevant Period’’ means the period from the passing of this Resolution until the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting; and

‘‘Rights Issue’’ means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.’’

7.

‘‘THAT the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (2) of paragraph (c) of such resolution.’’

By Order of the Board of
China Unicom (Hong Kong) Limited Yung Shun Loy Jacky
Company Secretary

Hong Kong, 8 April 2021

Notes:

1.

In light of the COVID-19 pandemic, the Company will implement certain precautionary measures at the AGM in the interests of the health and safety of our shareholders, directors, staff and other participants of the AGM, which include without limitation:

(i)	requiring all attendees of the AGM be subject to body temperature screening;

(ii)	requiring all attendees of the AGM to wear surgical mask before they are permitted to attend, and during their attendance of the AGM;

(iii)	no distribution of souvenir and no refreshment will be served by the Company at the AGM this year; and

(iv)

any other additional precautionary measures in accordance with the prevailing requirements or guidelines of the Government and/or regulatory authorities, or as considered appropriate in light of the development of the COVID-19 pandemic.

NOTICE OF ANNUAL GENERAL MEETING

Should anyone seeking to attend the AGM decline to comply with these precautionary measures or has fever-like or otherwise unwell symptoms, the Company reserves the right to refuse such person’s admission to the AGM.

Shareholders are kindly reminded that subject to the situation of COVID-19 pandemic at the time of the AGM, the attendance at the AGM may pose a health risk to the attendees. Shareholders should assess for themselves whether they should attend in person. In addition, seating at the AGM venue will be arranged so as to allow for appropriate social distancing. As a result, there will be limited capacity for shareholders to attend the AGM. The Company may limit the number of attendees at the AGM as may be necessary to avoid over-crowding. Shareholders may consider appointing the chairman of the AGM as his/her proxy to vote on the resolutions, instead of attending the AGM in person.

Due to the constantly evolving COVID-19 pandemic situation, the Company may be required to change the AGM arrangements at short notice. Shareholders are advised to check the Company’s website at www.chinaunicom.com.hk and The Stock Exchange of Hong Kong Limited’s website at www.hkexnews.hk for future announcements and updates on the AGM arrangements.

2.	Any member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote on his/her behalf. The proxy needs not be a member of the Company.

3.	Details of the resolutions stated above are set out in the 2020 annual report and the circular dated 8 April 2021 of the Company.

4.

In order to be valid, a proxy form together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, at least 48 hours before the time for holding the Annual General Meeting. Completion and return of a proxy form will not preclude a member from attending and voting in person if he/she is subsequently able to be present.

5.

The Directors have recommended a final dividend for the year ended 31 December 2020 of RMB0.164 per share (the ‘‘2020 Final Dividend’’) and subject to the passing of the Resolution 2 above, the 2020 Final Dividend is expected to be paid in Hong Kong dollars on or about 16 June 2021 to those shareholders whose names appear on the Company’s register of shareholders on 24 May 2021.

6.

For the purpose of ascertaining the shareholders’ rights to attend and vote at the Annual General Meeting (and any adjournment thereof), and entitlement to the 2020 Final Dividend, the register of members of the Company will be closed. Details of such closures are set out below:

(1)	For ascertaining the shareholders’ rights to attend and vote at the Annual General Meeting:

Latest time to lodge transfer documents for registration	4 : 30 p.m. of 5 May 2021
Closure of register of members	From 6 May 2021 to 13 May 2021
Record date	6 May 2021

(2)	For ascertaining the shareholders’ entitlement to the 2020 Final Dividend:

Latest time to lodge transfer documents for registration	4 : 30 p.m. of 21 May 2021
Closure of register of members	24 May 2021
Record date	24 May 2021

During the above closure periods, no transfer of shares will be registered. To be eligible to attend and vote at the Annual General Meeting, and to qualify for the 2020 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than the aforementioned latest times.

NOTICE OF ANNUAL GENERAL MEETING

7.

In relation to the Ordinary Resolution set out in item 3 of the Notice, Mr. Chen Zhongyue, Mr. Zhu Kebing, Mr. Wong Wai Ming and Mr. Chung Shui Ming Timpson will retire at the Annual General Meeting and, being eligible, offer themselves for re-election.

8.

All resolutions proposed at the Annual General Meeting will be voted by poll. The poll results will be published on the Company’s and The Stock Exchange of Hong Kong Limited’s websites after the Annual General Meeting.

9.

Shareholders are suggested to call our Share Registrar’s hotline at (852) 2862 8648 for arrangements of the Annual General Meeting in the event, such as a No. 8 (or above) typhoon or black rainstorm warning signal is hoisted or ‘‘extreme conditions after super typhoon’’ announced by the Government is in force in Hong Kong on the day of the Annual General Meeting. Shareholders should decide on their own whether they would attend the Annual General Meeting under bad weather conditions bearing in mind their own situation.

10.	If Shareholders have any questions relating to the arrangement of Annual General Meeting, please contact the Company’s Share Registrar.

Hong Kong Registrars Limited

17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong E-mail: hkinfo@computershare.com.hk

Tel: 852 2862 8688

Fax: 852 2865 0990

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors	:	Wang Xiaochu, Chen Zhongyue, Li Fushen, Zhu Kebing and Fan Yunjun

Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny